SWISSRAY International, Inc.
                               Turbistrasse 25-27
                                CH 6280 Hochdorf
                                   Switzerland






                                                                 August 20, 2001



VIA FAX ONLY NO. 1-202-942-9585

Mr. Thomas A. Jones, Senior Attorney
Mail Stop 3-6
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.    20549

                    Re: SWISSRAY International, Inc. ("SRMI")
                Preliminary Proxy Materials filed March 28, 2001
                 Your SEC letter of comment dated April 4, 2001
                                File No. 0-26972
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Dear Mr. Jones:

         In accordance with the applicable provisions of Regulation 14A through C inclusive under the Proxy Rules, the undersigned acting in his capacity as Secretary of SRMI, herewith requests withdrawal of Preliminary Proxy Materials heretofore filed on March 28, 2001 due to the fact that SRMI has made a decision not to increase its authorized shares of stock or engage in an Equity Line of Credit financing - all as relates to Special Meeting proposal 1 and SEC comments numbered 4 through 19 inclusive and, accordingly, no Special Meeting shall be held.

         Instead, SRMI is in the process of taking such steps as are necessary so as to hold an Annual Meeting of Stockholders for fiscal year ended June 30, 2001 in as timely a manner as possible and has made note of comments numbered 1, 2, 3 and 20 through 35 inclusive (as relates to "Change of State" proposal) and will take same into account and consideration when preparing the 2001 Proxy material.

                                                     Sincerely,


                                                  SWISSRAY International, Inc.


                                                    /Josef Laupper/
                                                     Josef Laupper, Secretary